Exhibit 21
Subsidiaries of First American Capital Corporation

Name of Subsidiary	Jurisdiction of Incorporation	Percent of Ownership
First Life America Corporation	Kansas	100%
Brooke Capital Advisors, Inc.	Kansas	100%
First Capital Venture, Inc.	Kansas	100%